                                                  FILED PURSUANT TO RULE 424(A)
                                                     REGISTRATION NO. 333-58565

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 10, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY   , 1998)
                                  $200,000,000

                              [AUTOZONE, INC. LOGO]

                      % DEBENTURES DUE            ,

                                  -----------

  AutoZone, Inc. (the "Company") will issue    % Debentures due            ,
     (the "Debentures"), offered hereby (the "Offering") in the principal amount of $200,000,000. Interest on the Debentures is payable semi-annually on
            and             of each year, beginning             , 1999. The
Debentures may not be redeemed prior to maturity.

  The Debentures will be represented by one or more Global Debentures (collectively, the "Global Debentures") registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as the Depositary Bank. Interests in the Global Debenture will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depositary Bank and its participants. See "Description of Debentures--Book-Entry System." Except as described in the Prospectus, Debentures in definitive form will not be issued. Settlement for the Debentures will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Debentures--Same-Day Funds Settlement and Payment."

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
    PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                          PRICE TO  UNDERWRITING  PROCEEDS TO
                                         PUBLIC(1)  DISCOUNT(2)  COMPANY(1)(3)
------------------------------------------------------------------------------
Per Debenture.........................           %           %            %
------------------------------------------------------------------------------
Total.................................   $           $            $
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $         .

                                  -----------

  The Debentures are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject any orders in whole or in part. It is expected that delivery of the Debentures will be made through the book-entry facilities of
DTC on or about             , 1998.

                                  -----------

MERRILL LYNCH & CO.
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                                                 LEHMAN BROTHERS

                                  -----------

            The date of this Prospectus Supplement is July   , 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH DEBENTURES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein by reference. This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "believes" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. All references to the "Company" shall mean AutoZone, Inc. and its consolidated subsidiaries, unless the context indicates otherwise.

                                  THE COMPANY

  AutoZone, Inc. (the "Company") is the nation's leading specialty retailer of automotive parts and accessories, focusing primarily on "Do-It-Yourself" customers. The Company began operations in 1979 and, at May 9, 1998, operated 2,001 AutoZone stores in 38 states. Each AutoZone store carries an extensive automotive aftermarket product line, including new and remanufactured automotive hard parts, such as alternators, starters, water pumps, brake shoes and pads, carburetors, clutches and engines; maintenance items, such as oil, antifreeze, transmission, brake and power steering fluids, engine additives, protectants and waxes; and accessories, such as car stereos and floor mats. Each AutoZone store carries parts for domestic and foreign cars, vans and light trucks. AutoZone stores also have a commercial sales program which provides commercial credit and prompt delivery of parts and other products to local repair garages, dealers and service stations. The program was offered in 1,323 AutoZone stores at May 9, 1998. The Company does not perform automotive repairs or installations.

  In addition, the Company sells heavy duty truck parts and accessories through its 43 TruckPro stores and automotive diagnostic and repair information software through its ALLDATA subsidiary.

  The Company is dedicated to a marketing and merchandising strategy to provide customers with superior service, value and parts selection at conveniently located, well-designed stores. The Company has implemented this strategy primarily through knowledgeable and motivated store personnel trained to emphasize prompt and courteous customer service, through an everyday low price policy and by maintaining an extensive product line with an emphasis on automotive hard parts. The Company's stores are generally situated in high-visibility locations and provide a distinctive merchandise presentation in an attractive store environment.

  The Company's executive offices are located at 123 South Front Street, Memphis, Tennessee 38103, and its telephone number is (901) 495-6500. The Company is a Nevada corporation.

                              RECENT DEVELOPMENTS

  In February 1998, ADAP, Inc. ("Auto Palace") became a wholly owned subsidiary of the Company in a transaction accounted for as a purchase. The acquisition added 112 automotive parts and accessories stores in the Northeast.

  In May 1998, the Company acquired the assets and liabilities of TruckPro, L.P., including the servicemark "TruckPro," in a transaction accounted for as a purchase. The 43 TruckPro stores in 14 states specialize in the sale of heavy duty truck parts.

  Additionally, in June 1998, the Company acquired Chief Auto Parts Inc. ("Chief") for approximately $280 million, including the assumption of approximately $205 million of indebtedness. As of June 28, 1998, Chief operated 560 auto parts stores primarily in California and Texas. The purchase of Chief significantly increased the Company's penetration in markets in California by expanding its store count from 14 to over 400 in that state. This presence coupled with expected buying, distribution, advertising and administration synergies should allow AutoZone to pass savings to customers while increasing average sales per acquired store. The Company intends to convert the Chief stores to the AutoZone store name.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial and other operating information of the Company. The selected financial information for the five fiscal years during the period ended August 30, 1997, have been derived from the audited financial statements of the Company, which in the case of the three most recent fiscal years are incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 (the "1997 Form 10-K") and are incorporated by reference herein. The selected financial data for the thirty-six weeks ended May 10, 1997 and May 9, 1998 is derived from its unaudited financial statements and includes, in the opinion of the Company's management, all adjustments necessary to present fairly the data for such periods. The results for the thirty-six weeks ended May 9, 1998 are not necessarily indicative of the results to be expected for the 52 weeks ending August 29, 1998 or for any future interim period. This data should be read in conjunction with the separate financial statements and notes thereto, incorporated by reference herein.

                                                                                           THIRTY-SIX
                                       FISCAL YEAR ENDED AUGUST(1)                         WEEKS ENDED
                          ----------------------------------------------------------  ----------------------
                             1993        1994        1995        1996        1997      MAY 10,      MAY 9,
                          (52 WEEKS)  (52 WEEKS)  (52 WEEKS)  (53 WEEKS)  (52 WEEKS)     1997        1998
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)
INCOME STATEMENT DATA:
Net sales...............  $1,216,793  $1,508,029  $1,808,131  $2,242,633  $2,691,440  $1,745,052  $2,026,032
Cost of sales, including
 warehouse
 and delivery expenses..     731,971     886,068   1,057,033   1,307,638   1,559,296   1,008,823   1,180,830
Operating, selling,
 general
 and administrative
 expenses...............     344,060     431,219     523,440     666,061     810,793     548,339     618,015
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating profit........     140,762     190,742     227,658     268,934     321,351     187,890     227,187
Interest income
 (expense)--net.........       2,473       2,244         623      (1,969)     (8,843)     (5,955)     (9,747)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..................     143,235     192,986     228,281     266,965     312,508     181,935     217,440
Income taxes............      56,300      76,600      89,500      99,800     117,500      68,450      81,600
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income..............  $   86,935  $  116,386  $  138,781  $  167,165  $  195,008  $  113,485  $  135,840
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted average shares
 for
 basic earnings per
 share..................     142,590     144,754     146,189     148,476     150,726     150,548     152,042
Effect of dilutive stock
 options................       5,018       3,972       3,113       2,762       1,809       1,841       1,907
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Adjusted weighted
 average shares
 for diluted earnings
 per share..............     147,608     148,726     149,302     151,238     152,535     152,389     153,949
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Basic earnings per
 share(2)...............  $     0.61  $     0.80  $     0.95  $     1.13  $     1.29  $     0.75  $     0.89
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Diluted earnings per
 share(2)...............  $     0.59  $     0.78  $     0.93  $     1.11  $     1.28  $     0.74  $     0.88
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
OTHER FINANCIAL DATA:
Cash flows from
 operating activities...  $  116,976  $  128,277  $  180,068  $  174,155  $  177,547  $   44,560  $  147,267
EBITDA(3)...............     162,772     223,808     276,007     332,475     399,172     241,488     289,670
SELECTED OPERATING
 DATA(4):
Number of stores (at
 period end)............         783         933       1,143       1,423       1,728       1,578       2,001
Total store square
 footage
 (at period
 end)(000s)(5)..........       4,839       5,949       7,480       9,437      11,611      10,525      13,457
Percentage increase in
 square footage(5)......          20%         23%         26%         26%         23%         12%         16%
Average net sales per
 store (000s)(5)........  $    1,666  $    1,758  $    1,742  $    1,702  $    1,691  $    1,151  $    1,075
Average net sales per
 store
 square foot(5).........  $      274  $      280  $      269  $      258  $      253  $      173  $      160
Percentage increase in
 comparable
 store net sales(6).....           9%          9%          6%          6%          8%          8%          4%
BALANCE SHEET DATA (AT
 PERIOD END):
Current assets..........  $  378,467  $  424,402  $  447,822  $  613,097  $  778,802  $  824,184  $  853,279
Current liabilities.....     286,136     339,029     417,549     612,878     592,452     609,054     634,639
Working capital.........      92,331      85,373      30,273         219     186,350     215,130     218,640
Total assets............     696,547     882,102   1,111,778   1,498,397   1,884,017   1,827,034   2,210,688
Total debt..............       4,458       4,252      13,503      94,400     198,400     209,700     338,000
Stockholders' equity....     396,613     528,377     684,710     865,582   1,075,208     990,528   1,224,724

                                                   (Footnotes on following page)

(Footnotes to table from prior page)
--------
(1) The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

(2) Basic and diluted earnings per share are presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share" ("EPS"). The Company adopted the provisions of SFAS 128 in the quarter ended February 14, 1998. This statement replaced the calculation of primary and fully diluted EPS with basic and diluted EPS. Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options. The EPS amounts in the 1997 Form 10-K are presented in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." The EPS amounts presented in the 1997 Form 10-K are equivalent to diluted EPS. Basic EPS does not vary materially from diluted EPS for any period presented in the 1997 Form 10-K.

(3) EBITDA represents earnings before income taxes plus interest expense, depreciation and amortization. While EBITDA should not be construed as a substitute for income or as a better indicator of liquidity than cash flows from operating activities (both of which are determined in accordance with generally accepted accounting principles), it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements.

(4) Does not include the impact of TruckPro stores acquired in May 1998.

(5) Total store square footage is based on the Company's standard store formats including normal selling, office, stockroom and receiving space, but excluding excess space not utilized in a store's operations. Average net sales per store and average net sales per store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings or expansions. For fiscal 1996, average net sales per store and average net sales per store square foot have been adjusted to exclude net sales for the fifty-third week.

(6) Comparable store net sales data is calculated based on the change in net sales of all stores opened as of the beginning of the preceding full fiscal year. Increases for fiscal 1996 have been adjusted to exclude the effect of the fifty-third week in fiscal 1996.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of May 9, 1998 and as adjusted to give effect to the issuance of the Debentures offered hereby and the application of the net proceeds (estimated to be $198.3 million) therefrom as described under "Use of Proceeds."

                                                                MAY 9, 1998
                                                           ---------------------
                                                                          AS
                                                             ACTUAL    ADJUSTED
                                                           ---------- ----------
                                                              (IN THOUSANDS)
   Short-term debt.......................................  $      --  $      --
   Long-term debt:
     Senior credit facilities(1).........................     338,000    139,700
     Debentures..........................................         --     200,000
                                                           ---------- ----------
       Total long-term debt..............................  $  338,000 $  339,700
                                                           ========== ==========
   Stockholders' equity:
     Preferred Stock, par value $.01 per share; 1,000,000
      shares authorized; no shares issued................  $      --  $      --
     Common Stock, par value $.01 per share; 200,000,000
      shares authorized; 152,658,339 shares
      outstanding(2).....................................       1,527      1,527
     Additional paid-in capital..........................     263,517    263,517
     Retained earnings...................................     959,680    959,680
                                                           ---------- ----------
       Total stockholders' equity........................  $1,224,724 $1,224,724
                                                           ---------- ----------
       Total capitalization..............................  $1,562,724 $1,564,424
                                                           ========== ==========

--------
(1) For a description of the senior credit facilities (the "Senior Credit Facilities"), see Note D to Consolidated Financial Statements incorporated by reference in the 1997 Form 10-K and Note C to Condensed Consolidated Financial Statements included in the Form 10-Q for the quarter ended May 9, 1998, each of which is incorporated herein by reference. Subsequent to May 9, 1998, the Company assumed Chief's debt and incurred additional borrowings under its Senior Credit Facilities to fund the acquisition of Chief. Net proceeds from the Offering will be used for general corporate purposes, and pending such application, will be used to pay down borrowings under the Senior Credit Facilities. See "Prospectus Supplement Summary--Recent Developments" and "Use of Proceeds."

(2) Excludes 10,060,198 shares of Common Stock underlying stock options outstanding at May 9, 1998 at an average exercise price of $22.39 per share.

                                USE OF PROCEEDS

  The net proceeds from the Offering will be used for general corporate purposes, and pending such application, will be used to pay down borrowings under the Senior Credit Facilities. The Senior Credit Facilities include a five-year unsecured revolving credit facility, which extends until December 2001, with a rate of interest calculated as a function of the London Interbank Offered Rate (LIBOR), or the lending bank's base rate, or a competitive bid rate, at the option of the Company (the "Revolver"). At May 9, 1998, all of the Company's borrowings were under the Revolver and totaled $338 million with a weighted average interest rate of 5.8%. See "Capitalization" and Note D to Consolidated Financial Statements incorporated by reference in the 1997 Form 10-K and Note C to Condensed Consolidated Financial Statements included in the Form 10-Q for the quarter ended May 9, 1998, each of which is incorporated herein by reference for a description of the Senior Credit Facilities.

                                   BUSINESS

INTRODUCTION

  AutoZone, Inc. (the "Company") is the nation's leading specialty retailer of automotive parts and accessories, primarily focusing on "Do-It-Yourself" ("D-I-Y") customers. The Company began operations in 1979 and at May 9, 1998, operated 2,001 AutoZone stores in 38 states. Each AutoZone store carries an extensive automotive aftermarket product line, including new and re-manufactured automotive hard parts, such as alternators, starters, water pumps, brake shoes and pads, carburetors, clutches and engines; maintenance items, such as oil, antifreeze, transmission, brake and power steering fluids, engine additives, protectants and waxes; and accessories, such as car stereos and floor mats. AutoZone stores carry parts for domestic and foreign cars, vans and light trucks. AutoZone stores also have a commercial sales program which provides commercial credit and prompt delivery of parts and other products to local repair garages, dealers and service stations. This program was offered in 1,323 of AutoZone stores at May 9, 1998. AutoZone does not perform automotive repairs or installations.

  In addition, the Company sells heavy duty truck parts and accessories through its 43 TruckPro stores and automotive diagnostic and repair information software through its ALLDATA subsidiary.

  The Company is dedicated to a marketing and merchandising strategy to provide customers with superior service, value and parts selection at conveniently located, well-designed stores. The Company has implemented this strategy primarily with knowledgeable and motivated store personnel trained to emphasize prompt and courteous customer service, through an everyday low price policy and by maintaining an extensive product line with an emphasis on automotive hard parts. AutoZone stores are generally situated in high-visibility locations and provide a distinctive merchandise presentation in an attractive store environment.

  At May 9, 1998, AutoZone stores were in the following 38 states:

   Alabama...............   78 Kentucky...........  53 Oklahoma...........    61
   Arizona...............   66 Louisiana..........  72 Pennsylvania.......    36
   Arkansas..............   40 Maryland...........   7 Rhode Island.......    12
   California............   14 Massachusetts......  52 South Carolina.....    50
   Colorado..............   36 Michigan...........  49 Tennessee..........   108
   Connecticut...........   20 Mississippi........  62 Texas..............   270
   Delaware..............    1 Missouri...........  78 Utah...............    20
   Florida...............  105 Nevada.............   7 Vermont............     1
   Georgia...............   99 New Hampshire......  10 Virginia...........    40
   Illinois..............   68 New Mexico.........  24 West Virginia......    13
   Indiana...............   91 New York...........  34 Wisconsin..........     8
   Iowa..................   13 North Carolina.....  88 Wyoming............     3
   Kansas................   41 Ohio............... 171
                                                                           -----
                                                       Total.............. 2,001
                                                                           =====

MARKETING AND MERCHANDISING STRATEGY

  The Company's marketing and merchandising strategy is to provide customers with superior service, value and parts selection at conveniently located, well-designed stores. Key elements of this strategy are as follows:

 Customer Service

  The Company believes that D-I-Y customers place a significant value on customer service. As a result, the Company emphasizes customer service as the most important element in its marketing and merchandising strategy. The Company attempts to promote a corporate culture which "always puts customers first" and emphasizes knowledgeable and courteous service. To do so, the Company employs parts personnel with technical expertise to advise customers regarding the correct part type and application, utilizes a wide range of training methods to educate and motivate its store personnel, and provides store personnel with significant opportunities for promotion and incentive compensation. Customer service is enhanced by proprietary electronic parts catalogs which assist in the selection of parts; free testing of starters, alternators, batteries, and sensors and actuators; and liberal return and warranty policies. The Company also has a satellite system for all its stores which, among other things, enables the Company to speed up credit card and check approval processes and locate parts at neighboring AutoZone stores. AutoZone stores generally open at 8 a.m. and close between 8 and 10 p.m. (with some open to midnight) Monday through Saturday and typically open at 9 a.m. and close between 6 and 7 p.m. on Sunday.

  ALLDATA has developed a database system that provides comprehensive and up-to-date automotive diagnostic, service and repair information which it markets to professional repair shops.

 Product Selection

  AutoZone stores offer a wide selection of automotive parts and other products designed to cover a broad range of specific vehicle applications, carrying between 17,000 and 21,000 stock keeping units ("SKUs"). Each AutoZone store carries the same basic product line with some regional differences based on climate, demographics and age and type of vehicle registration. The Company's "flexogram" program enables the Company to tailor its hard parts inventory to the makes and models of the automobiles in each store's trade area. In addition to brand name products, AutoZone stores sell a number of products, including batteries and engines, under the "AutoZone" and "Duralast" names and a selection of automotive hard parts, including starters, alternators, water pumps, brakes, and filters, under its private label names. In addition to products stocked in stores, AutoZone stores offer a range of products, consisting principally of automotive hard parts, through the Express Parts program, which provides air-freight delivery of lower turnover products to AutoZone stores.

 Pricing

  The Company employs an everyday low price strategy and attempts to be the price leader in hard parts categories. Management believes that its prices overall compare favorably to those of its competitors.

 Commercial Sales Program

  The commercial sales program in AutoZone stores provides credit and prompt delivery of parts and other products to local repair garages, dealers and service stations. At May 9, 1998, this program was offered in 1,323 AutoZone stores. Commercial customers generally pay the same everyday low prices for parts and other products as paid by the Company's D-I-Y customers.

 Store Design and Visual Merchandising

  The Company seeks to design and build stores with a high visual impact. AutoZone stores are designed to have an industrial "high tech" appearance by utilizing colorful exterior signage, exposed beams and ductwork, and brightly lighted interiors. Merchandise in stores is attractively displayed, typically utilizing diagonally placed gondolas for maintenance and accessory products as well as specialized shelving for batteries and, in many stores, oil products. The Company employs a uniform ("planogrammed") store layout system to promote consistent merchandise presentation in all of its stores. In-store signage and special displays are used extensively to aid customers in locating merchandise and promoting products.

 Store Development and Expansion Strategy

  The following table sets forth the AutoZone store development activities during the past five fiscal years:

                                              FISCAL YEAR              THIRTY SIX
                                      -------------------------------  WEEKS ENDED
                                      1993  1994  1995   1996   1997   MAY 9, 1998
                                      ----  ----  -----  -----  -----  -----------
   Beginning Stores.................. 678   783     933  1,143  1,423     1,728
   New Stores........................ 107   151     210    280    308       274
   Replaced Stores(1)................  20    20      29     31     17         9
   Closed Stores(1).................. (22)  (21)    (29)   (31)   (20)      (10)
                                      ---   ---   -----  -----  -----     -----
   Ending Stores..................... 783   933   1,143  1,423  1,728     2,001
                                      ===   ===   =====  =====  =====     =====

--------
(1) Replaced stores are either relocations or conversions of existing smaller stores to larger formats. Closed stores include replaced stores.

  The Company opened 305 net new stores in fiscal 1997, representing an increase in total square footage from fiscal 1996 of approximately 23%. For the thirty-six week period ended May 9, 1998, including Auto Palace stores, the Company opened 273 net new stores. Excluding the acquisition of Chief, the Company expects to add approximately 450 new stores in fiscal 1998 including stores acquired through the Auto Palace and TruckPro acquisitions.

  At May 9, 1998, the Company operated 43 TruckPro stores in 14 states.

  The Company believes that expansion opportunities exist both in markets which it does not currently serve and in markets where it can achieve a larger presence for both AutoZone and TruckPro stores. The Company attempts to obtain high visibility sites in high traffic locations and undertakes substantial research prior to entering new markets. Key factors in selecting new site and market locations include population, demographics, vehicle profile and number and strength of competitors' stores. The Company generally seeks to open new stores within or contiguous to existing market areas and attempts to cluster development in new urban markets in a relatively short period of time in order to achieve economies of scale in advertising and distribution costs. The Company may also expand its operations through acquisitions of existing stores from third parties. The Company regularly evaluates potential acquisition candidates, in new as well as existing market areas.

  AutoZone's net sales have grown significantly in the past several years, increasing from $1,217 million in fiscal 1993 to $2,691 million in fiscal 1997. The continued growth and financial performance of the Company will be dependent, in large part, upon management's ability to open new stores on a profitable basis in existing and new markets and also upon its ability to continue to increase sales in existing stores. There can be no assurance the Company will continue to be able to open and operate new stores on a timely and profitable basis, will be able to successfully integrate into its operations stores that it acquires from third parties or will continue to attain increases in comparable store sales.

STORE OPERATIONS

 Store Formats

  Substantially all AutoZone stores are based on standard store formats resulting in generally consistent appearance, merchandising and product mix. Although the smaller store formats were generally used by the Company for its earlier stores, the Company has increasingly used larger format AutoZone stores starting with its 8,100 square foot store introduced in 1987, its 6,600 square foot store introduced in 1991 and its 7,700 square foot store introduced in 1993. In fiscal 1998, the 6,600 square foot and larger store formats are expected to account for more than 85% of new and replacement stores. Total AutoZone store space as of May 9, 1998 was as follows:

                                                  NUMBER OF       TOTAL STORE
   AUTOZONE STORE FORMAT                       AUTOZONE STORES SQUARE FOOTAGE(1)
   ---------------------                       --------------- -----------------
   8,100 sq. ft. .............................        253          2,049,300
   7,700 sq. ft. .............................        459          3,534,300
   6,600 sq. ft. .............................        784          5,174,400
   5,400 sq. ft. .............................        485          2,619,000
   4,000 sq. ft. .............................         20             80,000
                                                    -----         ----------
     Total....................................      2,001         13,457,000
                                                    =====         ==========

--------
(1) Total store square footage is based on standard AutoZone store formats, including normal selling, office, stockroom and receiving space, but excluding excess space not utilized in a store's operations.

  Approximately 85% to 90% of each AutoZone store's square footage is selling space, of which approximately 30% to 40% is dedicated to automotive parts inventory. The parts inventory area is fronted by a counter staffed by knowledgeable parts personnel and equipped with proprietary electronic parts catalogs. The remaining selling space contains gondolas for accessories, maintenance items, including oil and air filters, additives and waxes, and other parts together with specifically designed shelving for batteries and, in many stores, oil products.

  As of May 9, 1998, approximately three quarters of the AutoZone stores were freestanding, with the balance principally located within strip shopping centers. Freestanding large format stores typically have parking for approximately 45 to 50 cars on a lot of approximately 3/4 to one acre. The Company's 5,400 and 4,000 square foot stores typically have parking for approximately 25 to 40 cars and are usually located on a lot of approximately 1/2 to 3/4 acre.

  The average Chief store is substantially smaller in square footage than the typical AutoZone store. At June 28, 1998, Chief operated 560 stores averaging 4,133 square feet.

 Store Personnel and Training

  While subject to fluctuation based on seasonal volumes and actual store sales, the 4,000, 5,400 and 6,600 square foot AutoZone stores typically employ 9 to 18 persons, including a manager and an assistant manager, and the larger stores typically employ 9 to 20 persons. The Company generally hires personnel with prior automotive experience. Although the Company relies primarily on on-the-job training, it also provides formal training programs, which include regular store meetings on specific sales and product issues, standardized training manuals and a specialist program under which store personnel can obtain Company certification in several areas of technical expertise. The Company supplements training with frequent store visits by management.

  The Company provides financial incentives to store managers through an incentive compensation program and through participation in the Company's stock option plan. In addition, the Company's growth has provided opportunities for the promotion of qualified employees. Management believes these opportunities are an important factor in the Company's ability to attract, motivate and retain quality personnel.

  The Company supervises its AutoZone stores through area advisors, who supervise approximately five to six stores each and who report to district managers. District managers, who supervise approximately 45 to 50 stores each, in turn, report to seven regional managers. Purchasing, merchandising, advertising, accounting, cash management, store development, systems technology and support and other support functions are centralized in the Company's store support center in Memphis, Tennessee. The Company believes that such centralization enhances consistent execution of the Company's merchandising and marketing strategy at the store level.

 Store Automation

  In order to assist store personnel in providing a high level of customer service, all AutoZone stores have proprietary electronic parts catalogs that provide parts information based on the make, model and year of an automobile. The catalog display screens are placed on the hard parts inventory counter so that both employees and customers can view the screen. In addition, the Company's satellite system enables the stores to speed up credit card and check approval processes and locate parts at neighboring AutoZone stores.

  All AutoZone stores utilize the Company's computerized Store Management System, which includes optical character recognition scanning and point-of-sale data collection terminals. The Store Management System provides productivity benefits, including lower administrative requirements and improved personnel scheduling at the store level, as well as enhanced merchandising information and improved inventory control. The Company believes the Store Management System also enhances customer service through faster processing of transactions and simplified warranty and product return procedures.

PURCHASING AND DISTRIBUTION

  Merchandise is selected and purchased for all stores at the Company's store support center in Memphis. No one class of product accounts for as much as 10% of the Company's total sales. In fiscal 1997, the Company purchased products from approximately 300 suppliers and no single supplier accounted for more than 7% of the Company's total purchases. During fiscal year 1997, the Company's ten largest suppliers accounted for approximately 33% of the Company's purchases. The Company generally has few long-term contracts for the purchase of merchandise. Management believes that the Company's relationships with suppliers are excellent. Management also believes that alternative sources of supply exist, at similar cost, for substantially all types of product sold.

  Substantially all of the Company's merchandise is shipped by vendors to the Company's distribution centers. Orders are typically placed by stores on a weekly basis with orders shipped from the warehouse in trucks operated by the Company on the following day.

COMPETITION

  The Company competes principally in the D-I-Y and, more recently, the commercial automotive and heavy duty truck parts aftermarkets. Although the number of competitors and the level of competition experienced by the Company's stores varies by market area, the automotive and heavy duty truck parts aftermarkets are highly fragmented and generally very competitive. The Company believes that the largest share of the automotive aftermarket is held by independently owned jobber stores which, while principally selling to wholesale accounts, have significant D-I-Y sales. The Company also competes with other automotive specialty retailing chains and, in certain product categories, such as oil and filters, with discount and general merchandise stores. The principal competitive factors which affect the Company's business are store location, customer service, product selection and quality and price. While the Company believes that it competes effectively in its various geographic areas, certain of its competitors have substantial resources or have been operating longer in particular geographic areas.

TRADEMARKS

  The Company has registered several service marks and trademarks in the United States Patent and Trademark office, including its service mark "AutoZone" and its trademarks "AutoZone," "Duralast,"

"Valucraft," "Ultra Spark," "Deutsch," "Albany," "Alldata" and "TruckPro." The Company believes that the "AutoZone" service mark and trademarks have become an important component in its merchandising and marketing strategy.

EMPLOYEES

  As of May 9, 1998, the Company employed approximately 33,000 persons, approximately 24,000 of whom were employed full-time. Approximately 86% of the Company's employees were employed in stores or in direct field supervision, approximately 7% in distribution centers and approximately 7% in store support functions.

  Chief has a collective bargaining agreement with respect to approximately 20 truck drivers and yard employees at its Ontario, California, distribution center. The Company has never experienced any material labor disruption. Management believes that its labor relations are generally good.

LEGAL PROCEEDINGS

  Chief, a wholly owned subsidiary of the Company, is a defendant in a class action entitled "Doug Winfrey, et al. on their own behalf and on behalf of a class and all others similarly situated, v. Chief Auto Parts Inc. et al.," filed in The Superior Court of California, County of San Joaquin on August 22, 1995 and then transferred to The Superior Court of California, County of San Francisco on October 26, 1995. The Superior Court denied the plaintiff's motion for class certification on December 7, 1996. On February 6, 1998, the Court of Appeal reversed the Superior Court's order denying class certification. No substantive proceedings regarding the merits of this lawsuit have yet occurred.

  The plaintiffs allege that Chief had a policy and practice of denying hourly employees in California mandated rest periods during their scheduled hours of work. The plaintiffs are seeking damages, restitution, disgorgement of profits, statutory penalties, declaratory relief, injunctive relief, prejudgment interest, and reasonable attorneys fees, expenses and costs. Management is unable to predict the outcome of this lawsuit at this time. The Company believes that the potential damages recoverable by any single plaintiff against Chief are minimal. However, if the plaintiff class were to prevail on all their claims, the amount of damages could be substantial. Chief is vigorously defending against this action.

  The Company currently and from time to time is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, they will result in liabilities material to the Company's financial condition or results of operations.

                           DESCRIPTION OF DEBENTURES

  The following description of the particular terms of the Debentures offered hereby (referred to in the Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

  The Debentures are to be issued under an Indenture, dated as of       , 1998
(the "Senior Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Trustee").

  The Debentures will be issued in fully registered book-entry form without coupons and in denominations of $1,000 and integral multiples thereof. The Company does not intend to apply for the listing of the Debentures on a national securities exchange.

  The following statements relating to the Debentures and the Senior Indenture are summaries of certain provisions thereof and are subject to the detailed provisions of the Senior Indenture, to which reference is hereby made for a complete statement of such provisions. The summary description of the Senior Indenture is also contained in the Prospectus.

  The Debentures will be unsecured senior obligations of the Company, will
mature on       , will be limited to $200 million aggregate principal amount and will bear interest at the rate set forth on the cover page of this Prospectus Supplement from date of issuance, payable semi-annually on each
       and       , commencing       , 1999 to the persons in whose names the
Debentures are registered at the close of business on the        immediately
preceding each        or the        immediately preceding each       .
Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. Payments of principal and interest to owners of book-entry interests (as described below) are expected to be made in accordance with the procedures of DTC and its participants in effect from time to time. The Debentures may not be redeemed prior to maturity.

BOOK-ENTRY SYSTEM

  It is expected that the Debentures initially will be represented by one or more Global Debentures in definitive fully registered form without coupons and will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as the nominee of DTC. Except under the circumstances described in the Prospectus under the caption "Description of Debt Securities--Global Debt Securities," the Debentures will not be issuable in definitive form. Unless and until they are exchanged in whole or in part for the individual Debentures represented thereby, any interests in the Global Debenture may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor. See "Description of Debt Securities--Global Debt Securities" in the Prospectus.

  DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange,

Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the "Commission").

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

  Settlement for the Debentures will be made by the Underwriters (as defined below in "Underwriting") in immediately available funds. All payments of principal and interest in respect of Debentures in book-entry form will be made by the Company in immediately available funds to the accounts specified by DTC.

CONCERNING THE TRUSTEE

  The First National Bank of Chicago will be the trustee under the Senior Indenture. The Company uses an affiliate of the Trustee as transfer agent for its Common Stock, and it maintains deposit accounts and conducts other banking transactions with the Trustee and its affiliates in the ordinary course of business. The First National Bank of Chicago is one of a group of lenders under the Company's Revolver.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") between the Company and the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the respective principal amount of the Debentures set forth opposite its name below.

                                                                    PRINCIPAL
    UNDERWRITER                                                       AMOUNT
    -----------                                                    ------------
   Merrill Lynch, Pierce, Fenner & Smith
   Incorporated................................................... $
   Donaldson, Lufkin & Jenrette Securities Corporation............
   Lehman Brothers Inc. ..........................................
                                                                   ------------
   Total.......................................................... $200,000,000
                                                                   ============

  In the Purchase Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the Debentures offered hereby if any of the Debentures are purchased. The Underwriters have advised the Company that they propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of . % of the principal amount. The Underwriters may allow, and such dealers may reallow, a discount not in excess of . % of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Debentures are a new issue of securities with no established trading market. The Company currently has no intention to list the Debentures on any securities exchange. The Company has been advised by the Underwriters that, following the completion of the Offering, the Underwriters presently intend to make a market in the Debentures, as permitted by applicable laws and regulations. The Underwriters, however, are under no obligation to do so and may discontinue any market-making at any time without notice and at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of the trading market for the Debentures.

  In order to facilitate the offering of the Debentures, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures.

  Until the distribution of the Debentures is completed, the rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Debentures. As an exemption to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Debentures. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures. If the Underwriters create a short position in the Debentures in connection with this offering (i.e., if they sell more Debentures than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Debentures in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the Debentures offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California, and certain other legal matters with respect to the Debentures offered hereby will be passed upon for the Company by Schreck Morris, Las Vegas, Nevada. The validity of the Debentures offered hereby will be passed upon for the Underwriters by Brown & Wood LLP, New York, New York. Brown & Wood LLP may rely on Schreck Morris with respect to all matters of Nevada law. Certain partners of Latham & Watkins, members of their families, related persons and others, own or have an indirect interest in less than 1% of the Common Stock of the Company. Such persons do not have the power to vote or dispose of such shares of Common Stock.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 10, 1998

PROSPECTUS

                                 AUTOZONE, INC.

                                  $400,000,000
                DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK,
                    DEBT WARRANTS, EQUITY WARRANTS AND UNITS

                                  -----------

  AutoZone, Inc. (the "Company"), directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, in one or more series or issuances, up to $400,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $.01 per share (the "Preferred Stock"), in one or more series, (c) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), (d) warrants to purchase Debt Securities (the "Debt Warrants"), (e) warrants to purchase Common Stock or Preferred Stock (the "Equity Warrants" and together with the Debt Warrants, the "Warrants") or (f) units consisting of two or more of the foregoing securities (the "Units"), each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock, the Warrants and the Units are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each, a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.

  The Common Stock is traded on the New York Stock Exchange under the symbol "AZO." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the New York Stock Exchange. On July 2, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $33.5625 per share. The Company has not yet determined whether any of the Debt Securities, Preferred Stock, Warrants or Units offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE   COMMISSION    OR   ANY    STATE   SECURITIES    COMMISSION   NOR
   HAS  THE  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES
     COMMISSION PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

  The Securities will be sold directly by the Company, through agents, dealers or underwriters as designated from time to time, or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers and underwriters.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.

                                  -----------

                 The date of this Prospectus is July   , 1998.

           CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus, including any documents that are incorporated by reference as set forth in "Information Incorporated by Reference," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "believe," and similar words or phrases. Such statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center,
New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission, and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

    (1) the Company's Annual Report on Form 10-K for the year ended August 30, 1997 ("1997 Form 10-K");

    (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended November 22, 1997 and February 14, 1998 and the Company's Quarterly Report on Form 10-Q/A for the quarter ended May 9, 1998;

    (3) the Company's Current Reports on Form 8-K dated March 18, 1997, May 11, 1998 and June 29, 1998; and

    (4) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The earnings per share ("EPS") amounts in the 1997 Form 10-K and the Form 10-Q for the quarter ended November 22, 1997 are presented in accordance with Accounting Principles Board Opinion No. 15 "Earnings Per Share" ("APB 15"), which was superceded with the adoption of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"), initially adopted for the quarterly period ended February 14, 1998. The presentation of EPS in the 1997 Form 10-K and Form 10-Q for the quarter ended November 22, 1997 incorporated herein by reference have not been restated to conform to the provisions of SFAS 128, as the presentation does not vary materially from the APB 15 presentation.

  This Prospectus may not be used to consummate sales of offered Securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular offered Securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other Securities covered by this Prospectus.

  The Company will provide without charge to each person (including any beneficial owner) to whom this Prospectus is delivered, upon request, copies of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to AutoZone, Inc., Attention: Investor Relations, 123 South Front Street, Memphis, Tennessee 38103 (telephone (901) 495-7185). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                                  THE COMPANY

  The Company was organized in 1979 and is the nation's leading specialty retailer of automotive parts and accessories, focusing primarily on "Do-It-Yourself" customers. Each AutoZone store carries an extensive automotive aftermarket product line, including new and remanufactured automotive hard parts, such as alternators, starters, water pumps, brake shoes and pads, carburetors, clutches and engines; maintenance items, such as oil, antifreeze, transmission, brake and power steering fluids, engine additives, protectants and waxes; and accessories, such as car stereos and floor mats. AutoZone stores carry parts for domestic and foreign cars, vans and light trucks. AutoZone stores also have a commercial sales program which provides commercial credit and prompt delivery of parts and other products to local repair garages, dealers and service stations. The Company does not perform automotive repairs or installations.

  In addition, the Company sells heavy duty truck parts through its TruckPro stores and automotive diagnostic and repair information software through its ALLDATA subsidiary.

  The Company is dedicated to a marketing and merchandising strategy to provide customers with superior service, value and parts selection at conveniently located, well-designed stores. The Company has implemented this strategy primarily through knowledgeable and motivated store personnel trained to emphasize prompt and courteous customer service, through an everyday low price policy and by maintaining an extensive product line with an emphasis on automotive hard parts. The Company's stores are generally situated in high-visibility locations and provide a distinctive merchandise presentation in an attractive store environment.

  The Company's executive offices are located at 123 South Front Street, Memphis, Tennessee 38103, and its telephone number is (901) 495-6500. The Company is a Nevada corporation.

  References in this Prospectus to the "Company" refer to AutoZone, Inc. and its consolidated subsidiaries unless the context otherwise requires.

                                USE OF PROCEEDS

  Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of Securities offered hereby will be used for general corporate purposes, which may include the reduction of outstanding indebtedness, working capital increases, acquisitions or capital expenditures. Pending the application of the net proceeds, the Company may invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                                THIRTY-SIX
                       FISCAL YEAR ENDED                       WEEKS ENDED
     -----------------------------------------------------------------------
     AUGUST 28,   AUGUST 27, AUGUST 26, AUGUST 31, AUGUST 30, MAY 10, MAY 9,
        1993         1994       1995       1996       1997     1997    1998
     ----------   ---------- ---------- ---------- ---------- ------- ------
        20.1         26.3       30.2       23.0       15.9     14.0    12.3

  The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges less capitalized interest. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and the interest portion of rent expense.

                       GENERAL DESCRIPTION OF SECURITIES

  The Company directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $400,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $0.01 per share (the "Preferred Stock"), in one or more series, (c) shares of common stock of the Company, par value $0.01 per share (the "Common Stock"), (d) warrants to purchase Debt Securities (the "Debt Warrants"), (e) warrants to purchase Common Stock or Preferred Stock (the "Equity Warrants" and together with the Debt Warrants, the "Warrants") or
(f) units consisting of two or more of the foregoing securities (the "Units"), each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock, the Warrants and the Units are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each, a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities.

  The Senior Debt Securities will be issued under an indenture (the "Senior Indenture") and the Subordinated Debt Securities will be issued under an indenture (the "Subordinated Indenture"). Unless the context otherwise requires, each of the Senior Indenture and the Subordinated Indenture is referred to herein as the "Indenture." Each of the Indentures shall be entered into between the Company and a trustee (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential purchasers of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and an accompanying Prospectus Supplement.

  At May 9, 1998, the Company and its subsidiaries had no secured indebtedness outstanding (excluding capital leases) and the Company had approximately $338 million of Senior Indebtedness (as defined below) outstanding. At May 9, 1998, the Company's subsidiaries had no indebtedness outstanding (excluding capital leases).

GENERAL

  The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. (Section 301). In addition, except as provided under "Certain Other Covenants" or in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.

  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities or any combination thereof; (3) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) any limit upon the aggregate principal amount of the Offered Debt Securities; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (7) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of holders to whom such interest is payable; (8) the place or places where the principal of and any interest on the Offered Debt Securities will be payable;
(9) the obligation of the Company, if any, to redeem, repurchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period or periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repurchased or repaid pursuant to such obligation; (10) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (11) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (12) any addition to or change in the covenants which apply to the Offered Debt Securities; (13) any addition to or change in the Events of Default with respect to the Offered Debt Securities;
(14) whether the Offered Debt

Securities will be issued in whole or in part in global form, the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities; (15) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into Common Stock or Preferred Stock; (16) the nature and terms of the security for any secured Offered Debt Securities; (17) the form and terms of any guarantee of the Offered Debt Securities; (18) if the principal amount payable at the stated maturity of any of such Offered Debt Securities will not be determinable as of any one or more dates prior to the stated maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (19) if applicable, that such Offered Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "-- Defeasance and Covenant Defeasance--Defeasance and Discharge" or "--Defeasance and Covenant Defeasance--Covenant Defeasance", or under both such captions;
(20) whether the Offered Debt Securities will be listed on any securities exchange or included in any other market or quotation or trading system; (21) any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with such Offered Debt Securities for or on behalf of the holders thereof or the Company or an affiliate; and (22) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.

  Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

STATUS OF DEBT SECURITIES

  The Senior Debt Securities will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

  The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company. With respect to any series of Subordinated Debt Securities, "Senior Indebtedness" of the Company will be defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with (a) all indebtedness of the Company (including Senior Debt Securities) whether heretofore or hereafter incurred
(i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of the Company of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

  No payment pursuant to the Subordinated Debt Securities may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Subordinated Indenture, Section 1401). However, the Company may make payments pursuant to the Subordinated Debt Securities if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Subordinated Debt Securities. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Subordinated Debt Securities having a claim pursuant to the Subordinated Debt Securities may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default (an "Event of Default") in respect of the Subordinated Debt Securities.

  If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional Senior Indebtedness.

CONVERSION RIGHTS

  The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto. (Senior Indenture, Article 14; Subordinated Indenture, Article 15).

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

  Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. (Sections 305 and 1002). Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Sections 302 and 305).

GLOBAL DEBT SECURITIES

  The Debt Securities of a series may be issued in the form of one or more Global Securities (the "Global Securities") that will be deposited with a depositary (the "Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

  Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person or entity other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registerable and exchangeable, and such transfers shall be registerable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Section 303).

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

  Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificate form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificate form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

  Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

OPTIONAL REDEMPTION

  Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Debt Securities or (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months ) at the Adjusted Treasury Rate, plus, in each case, accrued interest thereon to the date of redemption.

  "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable
Treasury Price for such redemption date, plus      %.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debt Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debt Securities.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

  "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

  "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Debt Securities to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debt Securities or portions thereof called for redemption.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture will provide that the Company may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person in one or more related transactions unless, among other things, (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after giving effect to the transaction, no Event of Default shall have occurred and be continuing. (Section 801). Notwithstanding the foregoing, any subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company.

CERTAIN OTHER COVENANTS

 Limitation on Liens

  With respect to any series of Debt Securities, the Senior Indenture will provide that the Company will not, and will not permit any of its subsidiaries to, create, incur, issue, assume or guarantee any Debt of the Company or any of its subsidiaries secured by a Lien (other than Permitted Liens) upon any Property, or upon shares of Capital Stock or evidence of Debt issued by any of the Company's subsidiaries and owned by the Company or by any other subsidiary of the Company, owned by the Company on the date of issuance of such Debt Securities, without making effective provision to secure all of the Senior Debt Securities, equally and ratably with any and all other Debt thereby secured, so long as such Debt shall be so secured.

 Certain Definitions

  The Senior Indenture defines the following terms used in this Section (Senior Indenture, Section 101):

  "Capital Stock" means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

  "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) of the Company and its consolidated subsidiaries after deducting therefrom (a) all current liabilities (excluding any Debt for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

  "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, security interest, lien, encumbrance or other security arrangement of any kind or nature on or with respect to such Property.

  "Permitted Liens" means:

    (i) Liens (other than Liens created or imposed under ERISA) for taxes, assessments or governmental changes or levies not yet due or Liens for taxes being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the Property subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof);

    (ii) statutory Liens of landlords and Liens of mechanics, materialmen and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business, provided that any such Liens which are material secure only amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same or are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the Property subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof);

    (iii) Liens (other than Liens created or imposed under ERISA) incurred or deposits made by the Company and its subsidiaries in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (iv) Liens in connection with attachments or judgments (including judgment or appeal bonds), provided that the judgments secured shall, within 30 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall have been discharged within 30 days after the expiration of any such stay;

    (v) easements, rights-of-way, restrictions (including zoning restrictions), minor defects or irregularities in title and other similar charges or encumbrances not, in any material respect, impairing the use of the encumbered Property for its intended purposes;

    (vi) leases or subleases granted to others not interfering in any material respect with the business of the Company and its subsidiaries taken as a whole;

    (vii) Liens on Property at the time such Property is acquired by the Company or any of its subsidiaries;

    (viii) Liens on Property of any Person at the time such Person becomes a subsidiary of the Company;

    (ix) Liens on receivables from customers sold to third parties pursuant to credit arrangements in the ordinary course of business;

    (x) Liens existing on the date of the Senior Indenture to secure Debt existing on the date of the Senior Indenture or any extensions, amendments, renewals, refinancings, replacements or other modifications thereto;

    (xi) Liens on any Property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying Property, whether directly or indirectly, by way of share disposition or otherwise;

    (xii) Liens securing Debt of a subsidiary of the Company to the Company or to another subsidiary of the Company;

    (xiii) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments;

    (xiv) Liens to secure Debt of joint ventures in which the Company or any of its subsidiaries has an interest, to the extent such Liens are on Property of, or equity interests in, such joint ventures; and

    (xv) other Liens on Property of the Company and its subsidiaries; provided that (a) with respect to Property existing as of the date of the Senior Indenture (including Property acquired to replace Property existing on the date of the Senior Indenture and Property acquired from the sale or refinancing of Property existing on the date of the Senior Indenture), the aggregate fair market value of such Property does not exceed 15% of the Company's Consolidated Net Tangible Assets or (b) with respect to Property acquired after the date of the Senior Indenture, such Property shall be acquired in the ordinary course of business.

  "Property" means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for selling automotive parts and accessories or the warehousing or distributing of such products, owned or leased by the Company or any subsidiary of the Company.

 Other Covenants

  The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations or the incurrence of indebtedness by the Company, and there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

EFFECT OF CORPORATE STRUCTURE

  The Debt Securities are obligations exclusively of the Company. Because the operations of the Company are currently conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Debt Securities, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

  The Debt Securities will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon liquidation or reorganization of the subsidiary (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

NO RESTRICTION ON SALE OR ISSUANCE OF STOCK OF SUBSIDIARIES

  The Indentures contain no covenant that the Company will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of its subsidiaries, nor does it prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of such subsidiary.

EVENTS OF DEFAULT

  Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of (or premium, if any, on) any Debt Security of that series when due and payable at maturity, upon redemption or otherwise; (b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for thirty days;
(c) default in the deposit of any mandatory sinking fund payment, when and as due by the terms of the Securities of that series; (d) the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); (e) default in the payment of principal when due or resulting in acceleration of other Debt of the Company where the aggregate principal amount with respect to which such default or acceleration has occurred exceeds $20 million, providing that such Event of Default will be cured or waived if the default that resulted in the acceleration of such other indebtedness is cured or waived or such indebtedness is discharged; and (f) certain events of bankruptcy, insolvency or reorganization. A Default under clause (d) or (e) above is not an Event of Default with respect to a particular series of Debt Securities until the Trustee or the holders of at least 25% in principal amount of the then outstanding Debt Securities of that series notify the Company of the Default and the Company does not cure the Default within sixty days after receipt of the notice in the event of a Default under clause (d) or fifteen days after receipt of the notice in the event of a Default under clause (e). (Section 501). The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

  If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502). For information as to waiver of defaults, see "Modification and Waiver" below.

  The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. (Sections 601 and 603). Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512).

  The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance. (Section
1005).

MODIFICATION AND WAIVER

  Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not, among other things, (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security (including default interest); (iii) reduce the principal of, premium, if any, or change the fixed maturity of any Debt Security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto; (iv) make any Debt Security payable in currency other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of, premium, if any, or interest on, any Debt Security; (vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture or (vii) reduce the principal amount of Original Issue Discount Securities payable upon acceleration of the maturity thereof. (Sections 901 and 902). The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt Security to, among other things: (i) cure any ambiguity, defect or inconsistency; (ii) comply with the Indenture's provisions with respect to successor corporations; (iii) comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; (v) add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination
(A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) make any change that does not adversely affect in any material respect the interest of any holder; or (vii) establish additional series of Debt Securities as permitted by the Indenture.

  The holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Company and the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of (or premium, if any), or any interest on, any Debt Security with respect to the Debt Securities of that series or in the payment of any sinking fund installment with respect to the Securities of that series or in respect of any provision in the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Debt Security of such series affected; provided, however, that the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. (Section 513).

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

  Legal Defeasance. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies) upon the deposit with the Trustee, in trust, of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

  Defeasance of Certain Covenants. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that, upon compliance with certain conditions, the Company may omit to comply with the restrictive covenants contained in the Indenture, as well as any additional covenants or Events of Default contained in a supplement to the Indenture, a Board Resolution or an Officers' Certificate delivered pursuant thereto. The conditions include: the deposit with the Trustee of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred.

  Defeasance and Events of Default. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

REGARDING THE TRUSTEES

  The First National Bank of Chicago is the Trustee under the Senior Indenture. Notice to the Senior Trustee Bank should be directed to its Corporate Trust Office, located at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126, Attention: Corporate Trust Administrator.

  The First National Bank of Chicago is the Trustee under the Subordinated Indenture. Notice to the Subordinated Trustee Bank should be directed to its Corporate Trust Office, located at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126, Attention: Corporate Trust Administrator.

  The Indenture and provisions of the TIA incorporated by reference therein contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; provided, however, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

  The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent person in the conduct of such person's affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and the Amendment to Articles of Incorporation (as amended, the "Articles of Incorporation") and the certificate of designations (a "Certificate of Designations") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

GENERAL

  The Company has authority to issue 1,000,000 shares of preferred stock, $.01 par value per share ("preferred stock of the Company," which term, as used herein, includes the Preferred Stock offered hereby). As of June 30, 1998, the Company had no shares of preferred stock of the Company outstanding.

  Prior to issuance of shares of each series, the Board of Directors is required by the Nevada Revised Statutes Chapter 78 (the "Nevada Code") and the Articles of Incorporation to adopt resolutions and file a Certificate of Designation with the Secretary of State of the State of Nevada, fixing for each such class or series the designations, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the Nevada Code. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

  Subject to limitation prescribed by the Nevada Code, the Articles of Incorporation and the Bylaws of the Company, the Board of Directors of the Company is authorized without further stockholder action to provide for the issuance of up to 1,000,000 shares of preferred stock of the Company, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of a series of such stock adopted, at any time or from time to time, by the Board of Directors of the Company (as used herein the term "Board of Directors of the Company" includes any duly authorized committee thereof).

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDEND RIGHTS

  Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

  Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

  Unless otherwise specified in the applicable Prospectus Supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of the Company (other than Junior Stock (as defined below)) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any class or series (other than Junior Stock, the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of stock of the Company, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCES

  Unless otherwise specified in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of the Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable Prospectus Supplement, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

REDEMPTION

  A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

  In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default is made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.

  Unless otherwise specified in the applicable Prospectus Supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

CONVERSION AND EXCHANGE RIGHTS

  The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock, another series of Preferred Stock or any other Security will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at the option of the Company, in which case the number of shares of Common Stock, the shares of another series of Preferred Stock or the amount of any other securities to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the Prospectus Supplement.

VOTING RIGHTS

  Except as indicated below or in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by the laws of the State of Nevada or other applicable law, the holders of the Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described below under "Depositary Shares," if the Company elects to issue Depositary Shares representing a fraction of a share of a series of Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote, rather than a full vote. Because each full share of any series of Preferred Stock shall be entitled to one vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, shall depend on the number of shares in such series, not the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

DEPOSITARY SHARES

  General. The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus

Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

  The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary Bank"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

  The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

  Pending the preparation of definitive engraved Depositary Receipts, the Depositary Bank may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

  Withdrawal of Preferred Stock. Upon surrender of the Depositary Receipts to the Depositary Bank, the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office of the number of whole shares of Preferred Stock represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary Bank will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Owners of Depositary Shares will be entitled to receive only whole shares of Preferred Stock. In no event will fractional shares of Preferred Stock (or cash in lieu thereof) be distributed by the Depositary Bank. Consequently, a holder of a Depositary Receipt representing a fractional share of Preferred Stock would be able to liquidate his position only by sale to a third party (in a public trading market transaction or otherwise), unless the Depositary Shares are redeemed by the Company or converted by the holder.

  Dividends and Other Distributions. The Depositary Bank will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

  In the event of a distribution other than in cash, the Depositary Bank will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary Bank determines that it is not feasible to make such distribution, in which case the Depositary Bank may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

  Redemption of Depositary Shares. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary Bank resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary Bank. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary Bank, the Depositary Bank will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary Bank.

  Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary Bank will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary Bank as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary Bank will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action that may be deemed necessary by the Depositary Bank in order to enable the Depositary Bank to do so. The Depositary Bank may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

  Amendment and Termination of the Depositary Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary Bank. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary Bank only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

  Charges of Depositary Bank. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary Bank in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including any fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

  Miscellaneous. The Depositary Bank will forward to holders of Depository Receipts all reports and communications from the Company that are delivered to the Depositary Bank and that the Company is required to furnish to the holders of Preferred Stock.

  Neither the Depositary Bank nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary Bank under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

  Resignation and Removal of Depositary Bank. The Depositary Bank may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary Bank, any such resignation or removal to take effect upon the appointment of a successor Depositary Bank and its acceptance of such appointment. Such successor Depositary Bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                          DESCRIPTION OF COMMON STOCK

  The Company has authority to issue 200,000,000 shares of Common Stock. At the close of business on June 30, 1998, the Company had outstanding 152,752,056 shares of Common Stock (including 284,987 treasury shares). All outstanding shares of Common Stock are fully paid and nonassessable.

  Each holder of Common Stock is entitled to one vote for each share owned of record on matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders, except that directors must be elected by a plurality of votes cast in the election at the annual meeting of stockholders and, subject to certain limited exceptions, under Nevada law any director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding Common Stock. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

  Holders of Common Stock are entitled to receive dividends if, as, and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and subject to any dividend restrictions that may be contained in future credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

                                THE NEVADA CODE

  The Nevada Code contains provisions restricting the ability of a Nevada corporation to engage in business combinations with an interested stockholder. Under the Nevada Code, except under certain circumstances, business combinations with interested stockholders are not permitted for a period of three years following the date such stockholder becomes an interested stockholder. The Nevada Code defines an interested stockholder, generally, as a person who is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of a Nevada corporation. In addition, the Nevada Code generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" held by an "acquiring person," unless such voting rights are conferred by a majority vote of the disinterested stockholders. "Control shares" are those outstanding voting shares of an issuing corporation which an acquiring person and those persons acting in association with an acquiring person (i) acquire or offer to acquire in an acquisition of a controlling interest and (ii) acquire within ninety days immediately preceding the date when the acquiring person became an acquiring person. An "issuing corporation" is a corporation organized in Nevada which has two hundred or more stockholders, at least one hundred of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated corporation. The Nevada Code also permits directors to resist a change or potential change in control of the corporation if the directors determine that the change or potential change is opposed to or not in the best interest of the corporation. As a result, the Company's Board of Directors may have considerable discretion in considering and responding to unsolicited offers to purchase a controlling interest in AutoZone.

                            DESCRIPTION OF WARRANTS

  The Company may issue Warrants to purchase Debt Securities ("Debt Warrants"), as well as Warrants to purchase Preferred Stock or Common Stock ("Equity Warrants") (together, the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Warrants being offered pursuant thereto. A copy of the proposed form of Warrant Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

DEBT WARRANTS

  The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants ("Debt Warrant Certificates"), including the following: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant; (8) the date on which the right to exercise such Debt Warrants will commence, and the date on which such right will expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (10) information with respect to book-entry procedures, if any; (11) a discussion of any material federal income tax considerations; and (12) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

  Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payment of principal of or any premium, if any, or interest on the Debt Securities purchasable upon such exercise.

EQUITY WARRANTS

  The applicable Prospectus Supplement will describe the following terms of Equity Warrants offered thereby: (1) the title of such Equity Warrants; (2) the Securities (i.e., Preferred Stock or Common Stock) for which such Equity Warrants are exercisable; (3) the price or prices at which such Equity Warrants will be issued; (4) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Equity Warrants are issued, and the number of such Equity Warrants issued with each such share of Preferred Stock or Common Stock; (5) if applicable, the date on and after which such Equity Warrants and the related Preferred Stock or Common Stock will be separately transferable; (6) if applicable, a discussion of any material federal income tax considerations; and (7) any other terms of such Equity Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Equity Warrants.

  Holders of Equity Warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.

  The exercise price payable and the number of shares of Common Stock or Preferred Stock purchasable upon the exercise of each Equity Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or Preferred Stock or a stock split, reverse stock split, combination, subdivision or reclassification of Common Stock or Preferred Stock. In lieu of adjusting the number of shares of Common Stock or Preferred Stock purchasable upon exercise of each Equity Warrant, the Company may elect to adjust the number of Equity Warrants. No adjustments in the number of shares purchasable upon exercise of the Equity Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of Equity Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Equity Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock of Preferred Stock into which such Equity Warrant was exercisable immediately prior thereto.

EXERCISE OF WARRANTS

  Each Warrant will entitle the holder to purchase such principal amount of Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

  Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                             DESCRIPTION OF UNITS

  The Company may issue Units consisting of two or more other constituent Securities, which Units may be issuable as, and for the period of time specified therein may be transferable as, a single Security only, as distinguished from the separate constituent Securities comprising such Units. Any such Units will be offered pursuant to a Prospectus Supplement which will
(i) identify and designate the title of any series of Units; (ii) identify and describe the separate constituent Securities comprising such Units; (iii) set forth the price or prices at which such Units will be issued; (iv) describe, if applicable, the date on and after which the constituent Securities comprising the Units will become separately transferable; (v) provide information with respect to book-entry procedures, if any; (vi) discuss applicable United States federal income tax considerations relating to the Units; and (vii) set forth any other terms of the Units and their constituent Securities.

                             PLAN OF DISTRIBUTION

  The Securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through such firms or other firms acting alone or through dealers. The Securities may also be sold directly by the Company or through agents to investors. The names of any agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the Securities in respect of which this Prospectus is being delivered, the applicable agent's commission, dealer's purchase price or underwriter's discount and the net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

  If any underwriter or underwriters are utilized in the sale of the Securities, the Company will execute an underwriting agreement or a purchase agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The underwriting agreement or purchase agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities if any are purchased. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Under such underwriting agreements or purchase agreements, underwriters, dealers and agents who participate in the distribution of the Securities, may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act or contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. The underwriter or underwriters with respect to an underwritten offering of Securities will be set forth in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement.

  If so indicated in an applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and
(ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

  The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurances can be given that there will be a market for the Securities.

  Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries and the Trustees in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the Securities offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California, and certain other legal matters with respect to the Securities offered hereby will be passed upon for the Company by Schreck Morris, Las Vegas, Nevada. Certain partners of Latham & Watkins, members of their families, related persons and other own or have an indirect interest in less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of shares which are indirectly held. The validity of the Securities offered hereby will be passed upon for any agents or underwriters by Brown & Wood LLP, New York, New York. Brown & Wood LLP may rely on Schreck Morris with respect to all matters of Nevada law.

                                    EXPERTS

  The financial statements and related schedule of the Company as of August 30, 1997 and August 31, 1996 and for each year in the three-year period ended August 30, 1997, included or incorporated by reference in the Company's Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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 NO OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER
TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN
OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary..............................................  S-3
The Company................................................................  S-3
Recent Developments........................................................  S-3
Selected Financial Data....................................................  S-5
Capitalization.............................................................  S-7
Use of Proceeds............................................................  S-7
Business...................................................................  S-8
Description of Debentures.................................................. S-14
Underwriting............................................................... S-16
Legal Matters.............................................................. S-17

                                   PROSPECTUS

Available Information.......................................................   2
Information Incorporated by Reference.......................................   3
The Company.................................................................   4
Use of Proceeds.............................................................   5
Ratio of Earnings to Fixed Charges..........................................   5
General Description of Securities...........................................   5
Description of Debt Securities..............................................   6
Description of Preferred Stock..............................................  17
Description of Common Stock.................................................  22
The Nevada Code.............................................................  22
Description of Warrants.....................................................  23
Description of Units........................................................  24
Plan of Distribution........................................................  25
Legal Matters...............................................................  26
Experts.....................................................................  26

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                                 $200,000,000

                              [AUTOZONE, INC. LOGO]

                                  % DEBENTURES
                             DUE

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

                              MERRILL LYNCH & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                LEHMAN BROTHERS

                                 JULY   , 1998

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